UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549








                           FORM U-9C-3






              QUARTERLY REPORT PURSUANT TO RULE 58

        For the Quarterly Period Ended December 31, 2001






                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 576-4000
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

     N/A for the fourth calendar quarter of the fiscal year.

ITEM  2  -  ISSUANCES  AND  RENEWALS OF  SECURITIES  AND  CAPITAL
CONTRIBUTIONS

 Company    Type of   Principal    Issue   Cost of    Person to    Collateral  Consideration
 issuing   security   amount of     or     capital  whom security  given with  received for
security    issued     security   renewal            was issued     security   each security
  None        N/A        N/A        N/A      N/A         N/A          N/A          N/A


  Company contributing capital       Company receiving capital       Amount of capital
                                                                        contribution
 Entergy Retail Holding Company    Entergy Solutions Ltd. (ESLTD)      $4,257,000

Entergy Retail Texas, Inc. (ERTI)              ESLTD                   $   43,000

   Entergy PTB Holding Company     Entergy Solutions Select Ltd.       $2,970,000
                                               (ESSL)

       Entergy Select LLC                       ESSL                   $   30,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associated Companies

Reporting    Associate
 company      company      Types of                  Indirect
rendering    receiving     services       Direct      costs     Cost of    Total
 services    services      rendered       costs      charged    capital    amount
                                         charged                           billed
 Entergy      Entergy    Professional    $20,803       -0-        N/A      $20,803
Holdings,    Business    services and
Inc. (EHI)  Solutions,    back office
             LLC (EBS)      support

   EHI        Entergy    Same as above   $48,541       -0-        N/A      $48,541
             Thermal,
                LLC
             (Entergy
             Thermal)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

 Associate     Reporting
  company       company       Types of      Direct    Indirect              Total
 rendering     receiving      services       costs     costs    Cost of    amount
  services      services      rendered      charged   charged   capital    billed
  Entergy         EHI       Professional   $248,272     $-0-      N/A     $248,272
Enterprises,                services and
 Inc. (EEI)                  back office
                               support

    EEI         Entergy     Same as above  $121,094     $-0-      N/A     $121,094
                Thermal

    EEI           EBS       Same as above  $ 14,322     $-0-      N/A     $ 14,322

    EEI           ESSL      Same as above  $534,288     $-0-      N/A     $534,288

    EEI         Entergy     Same as above  $  1,369     $-0-      N/A     $  1,369
               Solutions
              Essentials,
              Ltd. (ESEL)

    EEI          ESLTD      Same as above  $652,961     $-0-      N/A     $652,961

    EEI         Entergy     Same as above  $411,803     $-0-      N/A     $411,803
                Power RS
              Corporation
                 (EPRS)

    EEI           EWO       Same as above  $765,903     $-0-      N/A     $765,903
               Marketing,
              L.P. (EWOM)

    EEI         Entergy     Same as above  $226,209     $-0-      N/A     $226,209
               Power Gas
               Operating
              Corporation
                (EPGOC)

    EEI           TLG       Same as above  $ 49,914     $-0-      N/A     $ 49,914
               Services,
               Inc. (TLG)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies - Continued

 Associate   Reporting
  company     company      Types of       Direct    Indirect                Total
 rendering   receiving     services       costs       costs    Cost of     amount
 services    services      rendered      charged     charged   capital     billed
  Entergy      ESLTD    Same as above   $1,600,398    $-0-       N/A     $1,600,398
 Solutions
Management
 Services
LLC (ESMS)

   ESMS        ESSL     Same as above.  $  525,839    $-0-       N/A     $  525,839

  Entergy      ESLTD    Same as above   $  541,788    $-0-       N/A     $  541,788
 Solutions
Supply Ltd.
 (ESSLTD)

  ESSLTD       ESSL     Same as above   $1,677,489    $-0-       N/A     $1,677,489

   ERTI        ESLTD    Same as above   $   63,456    $-0-       N/A     $   63,456

  Entergy       TLG     Same as above   $  835,509    $-0-       N/A     $  835,509
  Nuclear
Operations,
   Inc.

  Entergy      EPRS     Same as above   $    1,887    $-0-       N/A     $    1,887
   Power
Operations
U.S., Inc.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT



Investments in energy-related companies:
  Total consolidated capitalization as of December 31, 2001           $15,352,570,000     Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)    2,302,885,500     Line 2
  Greater of $50 million or line 2                                      2,302,885,500     Line 3

  Total current aggregate investment:
     Energy marketing and brokering (Entergy Power Gas Holdings           511,045,565
      Corporation, EPGOC, ESLTD, Entergy-Koch Trading LP, EWO, EWOM,
      ESSL, and ESEL)
     Energy related technical and similar services (EHI, Entergy Thermal,  54,822,122
      EBS, and TLG)
     Development and ownership of QFs (Entergy Power Holdings USA           1,171,428
      Corporation and Entergy Power RS Corporation)
                                                                       --------------
        Total current aggregate investment                                567,039,115     Line 4
                                                                       --------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the registered
holding company system (line 3 less line 4)                            $1,735,846,385     Line 5
                                                                       ==============

ITEM 5 - OTHER INVESTMENTS

 Major line of   Other investment   Other investment      Reason for
energy-related    in last U-9C-3     in this U-9C-3     difference in
   business           report             report        other investment

      N/A              -0-                -0-                N/A


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     N/A for the fourth calendar quarter of the fiscal year.

B.   Exhibits

     1. Certificate of filing of Form U-9C-3 for the 3rd Quarter of 2001 with interested state commissions and municipal regulator.


                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:   /s/ Nathan E. Langston
                                        Nathan E. Langston
                                  Senior Vice President and Chief
                                        Accounting Officer


Dated:  March 26, 2002


                 EXHIBIT - CERTIFICATE OF FILING

     A conformed copy of Entergy Corporation's Form U-9C-3 for
the quarter ended September 30, 2001, excluding the information contained in Item 6, part A, which was filed confidentially with the Securities and Exchange Commission under Rule 104(b), was filed with the following:
Mary W. Cochran, Esq.                      Norma K. Scogin, Esq.
Arkansas Public Service Commission         Texas Attorney General's Office
1000 Center Street                         300 West 15th Street/10th Floor
Little Rock, AR  72201                     Austin, TX  78701

Lawrence C. St. Blanc, Secretary           Sherry A. Quirk, Esq.
Louisiana Public Service Commission        Verner, Liipfert, Bernhard,
Post Office Box 91154                      McPherson and Hand
Baton Rouge, LA 70821-9154                 901 15th Street, NW / Suite 700
                                           Washington, DC  20005-2301

William Bruce McKinley, Esq.               Frank Spencer, Esq.
Mississippi Public Service Commission      Assistant Attorney General
Walter Sillers State Office Building       Mississippi Attorney General's Office
550 High Street / 19th Floor               Post Office Box 22947
Jackson, MS  39215                         Jackson, MS  39225

George W. Fleming, Esq.                    Mr. James Galloway, Filing Clerk
Mississippi Public Utilities Staff         Central Records - PUCT
Post Office Box 1174                       1701 N. Congress
Jackson, MS  39215                         Austin, TX  78711

Mr. Kelley P. Meehan, Deputy Director      Hon. Emma J. Williams, Clerk of Council
City Council Utilities Regulatory Office   City of New Orleans
Room 6E07, City Hall                       Room 1E04, City Hall
1300 Perdido Street                        1300 Perdido Street
New Orleans, LA 70112                      New Orleans, LA 70112



                                 Entergy Corporation



                                 By:   /s/ Nathan E. Langston
                                        Nathan E. Langston
                                  Senior Vice President and Chief
                                        Accounting Officer


Dated:  March 26, 2002